voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
100

[redacted]

08002674

SUPPL

PROCESSED
MAY 27 2008
THOMSON REUTERS

Linz, 2008-05-15

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated May 15, 2008
- Media information dated May 15, 2008

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

dw 5/21

voestalpine
ONE STEP AHEAD.

15 May 2008

voestalpine AG

ADHOC-MELDUNG

voestalpine publishes cash settlement offer for BÖHLER-UDDEHOLM AG

- **Reasonable cash settlement payment at EUR 70.26 per share.**

As already announced in March 2008, at the Annual General Meeting of BÖHLER-UDDEHOLM AG on 23 June 2008, voestalpine AG will, pursuant to the Austrian Minority Shareholder Squeeze Out Act, move to transfer the shares of all shareholders other than the main shareholder voestalpine AG against payment of a reasonable cash settlement to voestalpine AG (in other words, to perform a "squeeze out").

In a joint report, the Management Board of BÖHLER-UDDEHOLM AG and its main shareholder voestalpine AG have now set the amount of reasonable cash settlement payment at EUR 70.26 per share. The cash settlement contains the accumulated profits attributable to each individual share for the company's 2007 business year and the 2008 short business year (01 Jan – 31 Mar 2008). Therefore, no separate payment of any dividends is contemplated.

The reasonable cash settlement is based on an expert appraisal furnished by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. and commissioned by voestalpine AG and BÖHLER-UDDEHOLM AG, providing a valuation of BÖHLER-UDDEHOLM AG as of 23/24 June 2008. The reasonableness of the cash settlement payment and the correctness of the joint report of the Management Board and of the main shareholder of BÖHLER-UDDEHOLM AG have been confirmed by a court-appointed expert auditor, PwC Transaction Services Wirtschaftsprüfung GmbH.

The Supervisory Board of BÖHLER-UDDEHOLM AG will review the squeeze out at its meeting of 19 May 2008 and issue a report thereon. As from 20 May 2008, BÖHLER-UDDEHOLM AG will make all of the documents required pursuant to law available to the shareholders in the form required pursuant to the Austrian Minority Shareholder Squeeze Out Act.

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

15 May 2008

voestalpine legt Barabfindungsangebot für BÖHLER-UDDEHOLM AG vor

- **Angemessene Barabfindung 70,26 EUR je Stückaktie.**

Wie bereits im März 2008 angekündigt, wird voestalpine AG in der ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni 2008 den Antrag stellen, die Aktien aller von der Hauptgesellschafterin voestalpine AG verschiedenen Aktionäre gemäß dem Gesellschafter-Ausschlussgesetz gegen Gewährung einer angemessenen Barabfindung auf die Hauptgesellschafterin voestalpine AG zu übertragen („Squeeze-out").

Die angemessene Barabfindung, wurde nunmehr mit EUR 70,26 pro Stückaktie vom Vorstand der BÖHLER-UDDEHOLM AG und der Hauptgesellschafterin voestalpine AG in einem gemeinsamen Bericht festgesetzt. Die Barabfindung enthält den auf jede Stückaktie entfallenden Bilanzgewinn des Geschäftsjahres 2007 und des Rumpfwirtschaftsjahres 2008 (01.01. – 31.03.2008) der Gesellschaft. Die gesonderte Ausschüttung einer Dividende ist daher nicht vorgesehen.

Die Bemessung der angemessenen Barabfindung beruht auf einem von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. über Auftrag der voestalpine AG und der BÖHLER-UDDEHOLM AG erstatteten Gutachten über die Bewertung der BÖHLER-UDDEHOLM AG zum 23./24. Juni 2008. Die Angemessenheit der Barabfindung und die Richtigkeit des gemeinsamen Berichtes des Vorstandes und des Hauptgesellschafters der BÖHLER-UDDEHOLM AG wurden vom gerichtlich bestellten sachverständigen Prüfer, der PwC Transaction Services Wirtschaftsprüfung GmbH, festgestellt.

Der Aufsichtsrat der BÖHLER-UDDEHOLM AG wird in seiner Sitzung am 19. Mai 2008 den Ausschluss prüfen und darüber Bericht erstatten. Sämtliche gesetzlich erforderlichen Unterlagen werden von der BÖHLER-UDDEHOLM AG ab 20. Mai 2008 den Aktionären in der gemäß dem Gesellschafter-Ausschlussgesetz vorgesehenen Form zugänglich gemacht.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

Medieninformation

15. Mai 2008

voestalpine legt Barabfindungsangebot für BÖHLER-UDDEHOLM AG vor

- **Angemessene Barabfindung 70,26 EUR je Stückaktie.**

Wie bereits im März 2008 angekündigt, wird voestalpine AG in der ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni 2008 den Antrag stellen, die Aktien aller von der Hauptgesellschafterin voestalpine AG verschiedenen Aktionäre gemäß dem Gesellschafter-Ausschlussgesetz gegen Gewährung einer angemessenen Barabfindung auf die Hauptgesellschafterin voestalpine AG zu übertragen („Squeeze-out").

Die angemessene Barabfindung, wurde nunmehr mit EUR 70,26 pro Stückaktie vom Vorstand der BÖHLER-UDDEHOLM AG und der Hauptgesellschafterin voestalpine AG in einem gemeinsamen Bericht festgesetzt. Die Barabfindung enthält den auf jede Stückaktie entfallenden Bilanzgewinn des Geschäftsjahres 2007 und des Rumpfwirtschaftsjahres 2008 (01.01. – 31.03.2008) der Gesellschaft. Die gesonderte Ausschüttung einer Dividende ist daher nicht vorgesehen.

Die Bemessung der angemessenen Barabfindung beruht auf einem von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. über Auftrag der voestalpine AG und der BÖHLER-UDDEHOLM AG erstatteten Gutachten über die Bewertung der BÖHLER-UDDEHOLM AG zum 23./24. Juni 2008. Die Angemessenheit der Barabfindung und die Richtigkeit des gemeinsamen Berichtes des Vorstandes und des Hauptgesellschafters der BÖHLER-UDDEHOLM AG wurden vom gerichtlich bestellten sachverständigen Prüfer, der PwC Transaction Services Wirtschaftsprüfung GmbH, festgestellt.

Der Aufsichtsrat der BÖHLER-UDDEHOLM AG wird in seiner Sitzung am 19. Mai 2008 den Ausschluss prüfen und darüber Bericht erstatten. Sämtliche gesetzlich erforderlichen Unterlagen werden von der BÖHLER-UDDEHOLM AG ab 20. Mai 2008 den Aktionären in der gemäß dem Gesellschafter-Ausschlussgesetz vorgesehenen Form zugänglich gemacht.

Medieninformation

15. Mai 2008

voestalpine legt Barabfindungsangebot für BÖHLER-UDDEHOLM AG vor

- **Angemessene Barabfindung 70,26 EUR je Stückaktie.**

Wie bereits im März 2008 angekündigt, wird voestalpine AG in der ordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 23. Juni 2008 den Antrag stellen, die Aktien aller von der Hauptgesellschafterin voestalpine AG verschiedenen Aktionäre gemäß dem Gesellschafter-Ausschlussgesetz gegen Gewährung einer angemessenen Barabfindung auf die Hauptgesellschafterin voestalpine AG zu übertragen („Squeeze-out").

Die angemessene Barabfindung, wurde nunmehr mit EUR 70,26 pro Stückaktie vom Vorstand der BÖHLER-UDDEHOLM AG und der Hauptgesellschafterin voestalpine AG in einem gemeinsamen Bericht festgesetzt. Die Barabfindung enthält den auf jede Stückaktie entfallenden Bilanzgewinn des Geschäftsjahres 2007 und des Rumpfwirtschaftsjahres 2008 (01.01. – 31.03.2008) der Gesellschaft. Die gesonderte Ausschüttung einer Dividende ist daher nicht vorgesehen.

Die Bemessung der angemessenen Barabfindung beruht auf einem von Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. über Auftrag der voestalpine AG und der BÖHLER-UDDEHOLM AG erstatteten Gutachten über die Bewertung der BÖHLER-UDDEHOLM AG zum 23./24. Juni 2008. Die Angemessenheit der Barabfindung und die Richtigkeit des gemeinsamen Berichtes des Vorstandes und des Hauptgesellschafters der BÖHLER-UDDEHOLM AG wurden vom gerichtlich bestellten sachverständigen Prüfer, der PwC Transaction Services Wirtschaftsprüfung GmbH, festgestellt.

Der Aufsichtsrat der BÖHLER-UDDEHOLM AG wird in seiner Sitzung am 19. Mai 2008 den Ausschluss prüfen und darüber Bericht erstatten. Sämtliche gesetzlich erforderlichen Unterlagen werden von der BÖHLER-UDDEHOLM AG ab 20. Mai 2008 den Aktionären in der gemäß dem Gesellschafter-Ausschlussgesetz vorgesehenen Form zugänglich gemacht.

END

voestalpine
EINEN SCHRITT VORAUS.